Exhibit 4f

EAGLE LIFE INSURANCE COMPANY®

A STOCK LIFE INSURANCE COMPANY

[6000 Westown Parkway]

[West Des Moines, Iowa

50266] [(866) 526-0995]

[www.eagle-lifeco.com]

STRATEGY ENDORSEMENT:

POINT-TO-POINT WITH CAP AND BUFFER

This strategy endorsement is made a part of the contract to which it is attached. All of the provisions of the contract apply to this strategy endorsement. If any provision of this strategy endorsement conflicts with the provisions of the contract, the provisions of this strategy endorsement will control.

STRATEGY

This strategy endorsement establishes one or more indexed options which utilize a point-to-point with cap and buffer crediting strategy. Each indexed option created under this strategy endorsement has a segment term, index, participation rate, cap, and buffer. The indexed options available on the issue date, along with their respective components, are shown on the schedule of allocation options.

DEFINITIONS

The following terms have meanings specific to this strategy endorsement. Terms defined in the contract also apply to this strategy endorsement. Defined terms are italicized throughout this strategy endorsement.

Buffer means the percentage of any negative index return that is absorbed by the company when calculating interest credits. The buffers applicable to each indexed option are shown on the schedule of allocation options.

Cap means the maximum positive index return that may be used when calculating interest credits.

Crediting rate means the percentage we use to calculate interest credits on the segment end date.

Index price means, for any given date, including the issue date, any segment start date, and any segment end date, the closing price of the index at the end of that day, as determined and published by the provider of the index. The closing price of the index is determined at the end of each business day. For any day the index price is not published, we will use the closing price of the index on the preceding business day as the index price.

Index return means the percentage change in the index price during the applicable segment term. The calculation for index return is shown in the CALCULATIONS section below.

Participation rate means the percentage of any positive index return used when calculating interest credits.

INDEX SEGMENTS

When you allocate funds to an indexed option created under this strategy endorsement, we will establish a new index segment. Each index segment has its own segment crediting base, which is calculated as described in the CALCULATIONS section below.

SEGMENT TERMS

Segment terms always begin and end on a contract anniversary. Segment terms are consecutive, with each segment start date on the contract anniversary that coincides with the segment end date of the preceding segment term. At the end of each segment term, a new segment term of the same length will automatically begin.

TRANSFER OF VALUES

On the segment end date, you may choose to transfer all or a portion of the segment crediting base among the available allocation options, in accordance with the provisions of your contract.

CALCULATIONS

SEGMENT CREDITING BASE

On the segment start date, the segment crediting base is equal to the funds allocated to establish that index segment. During the segment term, the segment crediting base will not change unless a fee or other charge is deducted or you take a withdrawal prior to the segment end date. On the segment end date, any interest credits are applied to your segment crediting base as shown below.

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INTEREST CREDITS

Interest credits are calculated and applied to the segment crediting base on the segment end date based on the index return. Interest credits may be positive or negative.

On the segment end date, the interest credit equals:

a)	the segment crediting base; multiplied by
b)	the crediting rate.

Crediting Rate. The crediting rate is determined based on the index return during the segment term. A positive index return is subject to a cap and a participation rate. A negative index return is subject to a buffer. On the segment end date, the index return equals:

a)	the index price on the segment end date; minus
b)	the index price on the segment start date; divided by
c)	the index price on the segment start date.

If the index return is positive or neutral, then the crediting rate equals:

a)	the index return; multiplied by
b)	the participation rate; result not to exceed
c)	the cap.

If the index return is negative, but within the buffer, then the crediting rate equals zero.

If the index return is negative and exceeds the buffer, then the crediting rate equals:

a) the index return; plus

b) the buffer.

CAPS AND PARTICIPATION RATES

The initial caps and participation rates for each indexed option are shown on the schedule of allocation options. After the issue date, caps and participation rates are declared by us at the beginning of each segment term and are guaranteed for that segment term. Subsequent caps and participation rates may be higher or lower than the initial cap and participation rates, but will never be less than the guaranteed minimum cap and guaranteed minimum participation rate, respectively, shown on the schedule of allocation options.

A participation rate is applied only to a positive or neutral index return on the segment end date. We will not apply a participation rate if the index return on the segment end date is negative.

TERMINATION

This endorsement terminates on the earliest of:

(a)	the date your contract terminates; and
(b)	the maturity date.

[	Graham Day] President

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